SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

Attached to the Registrant’s Form 6-K for the month of April 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated April 13, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: April 14, 2004

F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing flexComm™ Software Reconfigurable Platform
Selected for Ground Mobile Electronic Warfare System

Burnaby, B.C., Canada – April 13, 2004 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal processing applications, today announced that it has received a contract valued at approximately $1.2 million for its flexComm SDR-3000 platform from an international defense contractor. Spectrum will supply six SDR-3000 systems for use in the development and field trial testing of a ground based mobile electronic warfare, or EW, system.

Spectrum’s flexComm SDR-3000 software reconfigurable products will provide advanced signal processing and transceiver functions in a truck mounted EW system. Spectrum is working closely with an international defense contractor, who will be developing and porting its application software to Spectrum’s SDR-3000 platform.

“Electronic warfare applications have become an increasingly attractive market opportunity for our software reconfigurable products, including the SDR-3000,” said Pascal Spothelfer, President and CEO of Spectrum. “Much of our expertise in signals intelligence and military communications is readily applicable to the electronic warfare market. We are pleased to provide critical technology supporting the development and field trial of this advanced ground mobile system and we are excited about the longer term production potential of this program.”

Spectrum’s flexComm SDR-3000 is comprised of a heterogeneous processing platform incorporating field programmable gate arrays from Xilinx®, and PowerPC® processors from Motorola and IBM. RapidIO™ provides a high bandwidth interconnect fabric between the processors, as well as the input/output functionality to the processors, to ensure efficient use of the processing resources. Software development tools include Spectrum’s quicComm™ hardware abstraction layer to facilitate algorithm partitioning and programming, and a POSIX-compliant real-time operating system.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing products for use in defense and commercial communications infrastructure applications. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Founded in 1987, Spectrum provides its customers with faster time to market and lower costs via flexible, reliable and high-performance solutions. Spectrum platforms are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

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This news release contains forward-looking statements related to the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
® Xilinx is a trademark of Xilinx, Inc.
®PowerPC is a trademark of International Business Machines Corporation.
™ RapidIO is a trademark of the RapidIO Trade Association.

Spectrum Contacts: Manuel Uhm Technical and Trade Media Phone: 604.676.6745 Email: manuel_uhm@spectrumsignal.com	Brent Flichel Chief Financial Officer Phone: 604.421.5422 Email: brent_flichel@spectrumsignal.com